Mail Stop 3561

      June 12, 2006

Nicholas Landekic
President and CEO
Polymedix, Inc.
3701 Market Street, Suite 442
Philadelphia, PA 19104

	Re: 	Polymedix, Inc.
		Amendment No. 1 to Registration Statement on Form 10-SB
		Filed May 24, 2006
File No. 000-51895

Dear Mr. Landekic:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Market Opportunity, page 3
1. We note your response to comment 3 in our letter dated May 2, 2006. It is unclear how the supplemental information you provided supports the statements in your registration statement. For example, it is unclear how the supplemental information provided in tab 4 supports your statement that the world`s antibiotic market is approximately $25 billion and growing 4.9% per year. The supplemental information you provided indicates that the statistics relate to the size of the market in 1999 and the growth between
1998
and 1999. It is unclear how the supplemental information in tab 1 supports your statistic that the U.S. market for all antibiotic drugs is approximately $8 billion. Given the labeling of the columns and rows in your table, it is unclear how the statistics in the table match your statements in the registration statement. For instance, you state that the U.S. market for antibiotic drugs is approximately
$8 billion. The table indicates an $8 billion figure in the row for
Protamine. Does Protamine represent the entire U.S. market for antibiotic drugs? Please provide a marked table further explaining how the table supports the statements in your registration statement.
We may have further comment.

Risk Factors, page 16
2. We note your response to comment 7 in our letter dated May 2,
2006
and reissue the comment. We note other generic risk factor headings that could apply to any business similar to yours without addressing what the specific risks are to your business. For example, we note
"We are subject to government regulations" on page 27 and "We fact significant competition and continuous technological change" on page
28.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Burnett at (202) 551-3330 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact Howard Baik at (202) 551-3317 or me at
(202)
551-3750 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc: 	Michael F. Marino, Esq.
	Fax: 215-963-5001

Nicholas Landekic
June 12, 2006
Page 1